Exhibit 99.2

APPENDIX 4E - PRELIMINARY FINAL REPORT

1. Company details

Name of entity:	Kazia Therapeutics Limited

ABN:	37 063 259 754

Reporting period:	For the year ended 30 June 2022

Previous period:	For the year ended 30 June 2021

2. Results for announcement to the market

				$
Revenues from ordinary activities	down	100.0%	to	-
Loss from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	up	192.7%	to	(24,647,815)
Loss for the year attributable to the owners of Kazia Therapeutics Limited	up	192.7%	to	(24,647,815)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax amounted to $24,647,815 (30 June 2021: $8,421,960).

3. Net tangible assets

	Reporting	Previous
	period	period
	Cents	Cents
Net tangible assets per ordinary security	(1.02)	12.01

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

Kazia Theraputics Limited Appendix 4E 2022	i

APPENDIX 4E - PRELIMINARY FINAL REPORT

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements have been audited and an unqualified opinion has been issued.

11. Attachments

Details of attachments (if any):

The Directors’ report and financial statements of Kazia Therapeutics Limited for the year ended 30 June 2022 is attached.

12. Signed

Mr Iain Ross

Chairman

Date: 29 August 2022

Kazia Theraputics Limited Appendix 4E 2022	ii